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Exhibit 12.1

Statement RE: Ratio of Earnings to Fixed Charges
(in thousands, except for ratios)

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2001	2000	1999	1998	2003	2002
RATIO OF EARNINGS TO FIXED CHARGES
Loss before income taxes and cumulative effect of accounting change	$(107,468)	$(250,008)	$(97,403)	$(38,448)	$(18,356)	$(50,194)	$(76,394)
Add: Fixed charges	18,293	16,297	13,726	2,470	662	14,762	13,624
Less: Capitalized interest	—	(1,230)	—	—	(203)	—	—

Earnings	$(89,175)	$(234,941)	$(83,677)	$(35,978)	$(17,897)	(35,432)	$(62,770)
Interest expense	$16,613	$13,431	$12,138	$2,075	$270	$13,083	$12,424
Amortization of debt issuance costs	1,268	1,366	1,254	131	—	1,421	951
Capitalized interest	—	1,230	—	—	203	—	—
Estimated interest portion of rental expense	412	270	334	264	189	258	249

Fixed charges	$18,293	$16,297	$13,726	$2,470	$662	$14,762	$13,624
Deficiency of earnings available to cover fixed charges	$(107,468)	$(251,238)	$(97,403)	$(38,448)	$(18,559)	$(50,194)	$(76,394)

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A	N/A	N/A

        For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as consolidated income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges are the sum of interest of all indebtedness, estimated interest within rental expense and amortization of debt issuance costs.

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  Exhibit 12.1
Statement RE: Ratio of Earnings to Fixed Charges (in thousands, except for ratios)